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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Metallica Resources Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 59125J104
                  --------------------------------------
                               (CUSIP Number)

                              February 2, 2005
                  --------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           |_| Rule 13d-1(b)

                           |X| Rule 13d-1(c)

                           |_| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                        -----------------------
CUSIP NO. 59125J104                        13G             PAGE 2 OF 6 PAGES
--------------------------------                        -----------------------


--------- ---------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS    Noranda Inc.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 98-0359144
--------- ---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A) |_|
                                                                 (B) |X|
--------- ---------------------------------------------------------------------
    3     SEC USE ONLY
--------- ---------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                            Ontario, Canada
--------- ---------------------------------------------------------------------
                          5    SOLE VOTING POWER

       NUMBER OF                        6,003,863

         SHARES
                        ------ ------------------------------------------------
                          6    SHARED VOTING POWER
      BENEFICIALLY
                                        0
        OWNED BY
                        ------ ------------------------------------------------
          EACH            7    SOLE DISPOSITIVE POWER

                                        6,003,863
       REPORTING
                        ------ ------------------------------------------------
         PERSON           8    SHARED DISPOSITIVE POWER
          WITH
                                        0
--------- ---------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,003,863
--------- ---------------------------------------------------------------------
    10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                         |_|
--------- ---------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   7.261%
--------- ---------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
--------- ---------------------------------------------------------------------

ITEM 1. (A)    NAME OF ISSUER

Metallica Resources Inc.

ITEM 1. (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

c/o Metallica Management Inc.
12200 East Briarwood Avenue
Suite 165
Centennial, Colorado 80112

ITEM 2.  (A)   NAME OF PERSON FILING

Noranda Inc.

ITEM 2.  (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3
Canada

ITEM 2.  (C)   CITIZENSHIP

Ontario, Canada

ITEM 2.  (D)   TITLE OF CLASS OF SECURITIES

Common Shares

ITEM 2.  (E)   CUSIP NUMBER

59125J104

ITEM 3.

Not applicable.

ITEM 4.        OWNERSHIP

(a)  Amount beneficially owned:

     6,003,863

(b)  Percent of class:

     7.261%

(c)  Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote:

           6,003,863

     (ii)  Shared power to vote or to direct the vote:

           0

     (iii) Sole power to dispose or to direct the disposition:

           6,003,853

     (iv)  Shared power to dispose or to direct the disposition:

           0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit 1.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.       CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005

                                             Noranda Inc.


                                             By:    /s/ Martin G.R. Schady
                                                --------------------------------
                                                Name:   Martin G.R. Schady
                                                Title:  Senior Vice President

                                 EXHIBIT 1


     Noranda Inc. ("Noranda") disclaims that the shares of Metallica Inc. were acquired as part of a group. However, the following relationships exist.

     As of December 31, 2004, Brascan Corporation ("Brascan") and associated companies owned 122,597,952 Common Shares (or approximately 41.4%) of the outstanding Common Shares of Noranda and Convertible Debentures convertible into 2,722,323 Common Shares of Noranda.

     Brascan is a public corporation listed on the Toronto and New York stock exchanges. Brascan's major shareholder is Partners Limited ("Partners"). As of December 31, 2004, Partners, together with its shareholders, collectively owned, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. The following directors of Noranda are shareholders of
Partners: Messers. Jack L. Cockwell, Alex G. Balogh, J. Bruce Flatt, Robert
J. Harding, David W. Kerr and George E. Myhal. Messrs. Cockwell, Flatt, Harding, Kerr and Myhal are also directors and/or executive officers of Brascan.